UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

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This Amendment No. 35 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 34 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

The Coca-Cola Company invests in bottling operations such as Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated.

As part of this review, The Coca-Cola Company and Coke Consolidated entered into the non-binding Letter of Intent attached hereto as Exhibit 99.2 (the “Letter of Intent”) pursuant to which Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of The Coca-Cola Company (“CCR”), will grant Coke Consolidated in two phases certain exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed beverage products in certain territories current served by CCR. The first phase of additional distribution territory expansion includes eastern and northern Virginia, most of Delaware, the entire State of Maryland, Washington DC, and parts of North Carolina, Pennsylvania and West Virginia (the “Next Phase Territories”). The second phase of additional territory expansion includes central and southern Ohio, northern Kentucky and parts of Indiana and Illinois (the “Subsequent Phase Territories” and together with the Next Phase Territories, the “Additional Territories”). The Additional Territories include the following major markets: Baltimore, MD; Alexandria, Norfolk and Richmond, VA; Washington, DC; Cincinnati, Columbus and Dayton, OH; and Indianapolis, IN.

The expansion of Coke Consolidated’s distribution territories contemplated by the Letter of Intent follows Coke Consolidated’s completion on May 1, 2015 of a series of territory expansion transactions with CCR (the “Completed Phase Territories”), which were covered by the non-binding letter of intent dated April 15, 2013.

The exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed products in the Next Phase Territories will be granted by CCR to Coke Consolidated initially pursuant to a comprehensive beverage agreement substantially in the form currently in effect in the Completed Phase Territories, a form of which was filed as an exhibit to Exhibit 99.2 to Amendment No. 28 to the Schedule 13D.

The exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and -licensed products in the Subsequent Phase Territories will be granted by CCR to the Company pursuant to a final form of comprehensive beverage agreement the parties are currently negotiating (the “Final CBA”). The parties are also negotiating the process, timing and other terms and conditions related to implementation of the Final CBA throughout Coke Consolidated’s distribution territories in the United States, including the Completed Phase Territories, the Next Phase Territories and the geographic territories Coke Consolidated has historically served and continues to serve under other bottling and distribution agreements.

The proposed territory expansion transactions described in the Letter of Intent are subject to the terms of one or more definitive purchase and sale agreements in a form to be mutually agreed by the parties, as more fully described in the Letter of Intent. There is no assurance that such definitive agreements will be reached or that the proposed transactions contemplated by the Letter of Intent will occur.

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In addition, The Coca-Cola Company from time to time may consider, evaluate and propose various other possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

(a)	the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)	possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(c)	the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies that may be subsidiaries of one or more of the Reporting Persons or in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Coke Consolidated or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of Coke Consolidated or any of its subsidiaries;
(d)	any change in the present board of directors or management of Coke Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of Coke Consolidated;
(f)	any other material change in Coke Consolidated’s business or corporate structure;
(g)	changes in Coke Consolidated’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Coke Consolidated by any person;
(h)	causing a class of securities of Coke Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of Coke Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

The foregoing description of the Letter of Intent is only a summary and is qualified in its entirety by reference to the full text of the Letter of Intent (and any exhibits thereto), which is filed herewith as Exhibit 99.2 to this Amendment No. 35 to the Schedule 13D.

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Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)      sole power to vote or direct the vote: 0

(ii)     shared power to vote or to direct the vote: 2,482,165

(iii)    the sole power to dispose of or to direct the disposition of: 0

(iv)    shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)      sole power to vote or direct the vote: 0

(ii)     shared power to vote or to direct the vote: 2,482,165

(iii)    sole power to dispose of or to direct the disposition of: 0

(iv)    shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)      sole power to vote or direct the vote: 0

(ii)     shared power to vote or to direct the vote: 2,482,165

(iii)    sole power to dispose of or to direct the disposition of: 0

(iv)    shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)      sole power to vote or direct the vote: 0

(ii)     shared power to vote or to direct the vote: 2,482,165

(iii)    sole power to dispose of or to direct the disposition of: 0

(iv)    shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on April 30, 2015.

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Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Letter of Intent dated May 12, 2015.	Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
Date: May 13, 2015	Title:	Senior Vice President, General Counsel and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 13, 2015	Title:	Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 13, 2015	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 13, 2015	Title:	Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Letter of Intent dated May 12, 2015.	Filed herewith